Filed by Twenty-First Century Fox, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Twenty-First Century Fox, Inc.

Commission File No.: 001-32352

FOR IMMEDIATE RELEASE

Senior Leadership Named for the Proposed New Fox

Lachlan Murdoch to Serve as Chairman and Chief Executive Officer

Rupert Murdoch to Assume Role of Co-Chairman

21st Century Fox CFO John Nallen to Take Broader Role as

New Fox’s Chief Operating Officer

NEW YORK, NY, May 16, 2018 — 21st Century Fox (“21CF”; NASDAQ: FOXA, FOX) today announced that its Executive Chairman Lachlan Murdoch will serve as Chairman and Chief Executive Officer of the proposed new “Fox,” which will be formed after shareholder and regulatory approval of the proposed transaction between 21CF and The Walt Disney Company. The Company also announced that Rupert Murdoch will serve as Co-Chairman of the new Fox, alongside Lachlan Murdoch; and that John Nallen, 21CF’s Chief Financial Officer, will take a broader role as new Fox’s Chief Operating Officer.

The new Fox will be home to such iconic branded properties as Fox News Channel, Fox Business Network, Fox Broadcasting Company, Fox Sports, Fox Television Stations Group, and sports cable networks FS1, FS2, Fox Deportes and Big Ten Network. It will house the #1 cable news channel in the country, and a stations group in 9 of the 10 largest metro areas in the US. Its broadcasting and cable sports brands will have coveted, long-term sports rights to the NFL, MLB, World Cup soccer and NASCAR.

“We have worked through the winter ‘standing up’ a reimagined independent Fox. The strengths of the new company, a leader in News, Sports and Entertainment, present truly unique opportunities,” said Lachlan Murdoch. “I am also personally very pleased that John has agreed to take on the role of Chief Operating Officer, and together we look forward to making further announcements as to the management and structure of this new Fox as we get closer to closing our proposed transaction with Disney.”

“The new Fox will begin as the only media company solely focused on the domestic market; focused on what Americans love best – sports, news and entertainment, built and delivered for a US audience,” said Rupert Murdoch.

“The opportunity to reshape a business strategy and an operational approach uniquely tailored to the new Fox is truly compelling,” said John Nallen. “I look forward to joining Lachlan as we begin to establish new Fox.”

Lachlan Murdoch has served as Executive Chairman of 21st Century Fox since 2015. In this role, he works directly with the Company’s senior management and Board of Directors in developing global strategies and setting the overall corporate vision.

Mr. Murdoch has spent the past two decades building, operating and investing in many of the world’s most prominent television and publishing businesses. He also currently serves as Co-Chairman of News Corp and Executive Chairman of NOVA Entertainment, an Australian media company.

Prior to his current role, Mr. Murdoch served as Co-Chairman of 21st Century Fox beginning in March 2014 and has served the Company as a member of the Board of Directors since 1996, as well as in a number of senior executive roles from 1994-2005. From 2000 – 2005, Mr. Murdoch served as Deputy Chief Operating Officer of 21st Century Fox (previously known as News Corporation), a role in which he was directly responsible for the Company’s U.S. television stations group and publishing assets. As part of his duties as Deputy Chief Operating Officer, Mr. Murdoch was Chairman of Fox Television Stations (FTS) and Publisher of the New York Post, and also oversaw HarperCollins and the Company’s lines of business in Australia, including REA, Australia’s leading online real estate business. He led the Company’s purchase of a controlling stake in REA, which began with an original cash investment of approximately $1 million and resulted in a corporate asset that is currently valued at more than $5 billion. At FTS, Mr. Murdoch oversaw the Company’s 35 owned-and-operated television stations, where he raised the bar on local news coverage across the nation, increasing the total number of local news hours across the group to more than 850 per week.

At the New York Post, he overhauled the tabloid and grew its circulation by more than 40 percent. During his tenure, the Post became the nation’s fastest-growing newspaper and the seventh largest in the United States.

In 2005, Mr. Murdoch founded Illyria Pty, a successful private investment company. In 2009, Illyria acquired 50 percent of DMG Radio, a network of radio stations, which later was renamed NOVA Entertainment. After Mr. Murdoch became its Chairman in 2009, NOVA grew exponentially, nearly doubling in value during the first three years of his tenure, while its EBITDA rose more than threefold from $16M in 2009 to $52M in 2014. In 2012, Illyria purchased the remaining 50 percent and, under Mr. Murdoch’s leadership, NOVA Entertainment became Australia’s leading network of FM stations.

Mr. Murdoch holds a B.A. from Princeton University.

John P. Nallen is Senior Executive Vice President and Chief Financial Officer for 21st Century Fox, a role which he assumed in 2013. Mr. Nallen oversees all of the Company’s financial aspects including capital market and merger and acquisition transactions. He previously served as Executive Vice President and Deputy Chief Financial Officer, a position he held starting in 2001. Mr. Nallen joined the Company (previously known as News Corporation) nearly 25 years ago from Arthur Andersen where he was a partner in their Media and Entertainment practice.

About 21st Century Fox

21st Century Fox is one of the world’s leading portfolios of cable, broadcast, film, pay TV and satellite assets spanning six continents across the globe. Reaching more than 1.8 billion subscribers in approximately 50 local languages every day, 21st Century Fox is home to a global portfolio of cable and broadcasting networks and properties, including FOX, FX, FXX, FXM, FS1, Fox News Channel, Fox Business Network, FOX Sports, Fox Sports Network, National Geographic Channels, Star India, 28 local television stations in the U.S. and more than 350 international channels; film studio Twentieth Century Fox Film; and television production studios Twentieth Century Fox Television and a 50 per cent ownership interest in Endemol Shine Group. The Company also holds approximately 39.1 per cent of the issued shares of Sky, Europe’s leading entertainment company, which serves nearly 23 million households across five countries. For more information about 21st Century Fox, please visit www.21CF.com.

Important Information About the Transaction and Where to Find It

This communication relates to the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”). In connection with the proposed transaction, Disney has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on S-4 (File No. 333-224335) (the “Form S-4”), which has not yet been declared effective. The Form S-4 includes a preliminary joint proxy statement of Disney and 21CF also constituting a prospectus of Disney (the “joint proxy statement”), which joint proxy statement will be mailed or otherwise disseminated to stockholders of Disney and 21CF. 21CF will also file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS (INCLUDING THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS) AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (including the preliminary joint proxy statement/prospectus or, when available, the definitive joint proxy statement/prospectus) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of :

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059	Attention: Disney Shareholder Services
Investor@21CF.com	1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 12, 2018, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the definitive joint proxy statement/prospectus and the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of a ruling from the Australian Taxation Office and tax opinions with respect to the treatment of the transaction under U.S. and Australian tax laws, including an opinion on the tax-free treatment of the transaction to 21CF’s stockholders of the distribution of shares of New Fox common stock), (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF and/or Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transaction or cause the terms of the proposed transaction to be modified, (xvi) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xvii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xviii) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xix) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xx) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xxi) as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Form S-4 that was filed with the SEC on April 18, 2018, in connection with the proposed transaction, and will be more fully discussed in the definitive joint proxy statement/prospectus and in the registration statement that will be filed with respect to New Fox. While the list of factors presented here and in the joint proxy statement/prospectus included in the Form S-4, and the list of factors to be presented in the registration statement of New Fox are, considered representative no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

21st Century Fox:

Nathaniel Brown

(212) 852-7746

nbrown@21CF.com